

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

SUPPL

May 12, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) the English version of a press release issued this week announcing an initiative for business customers, and (ii) a copy of the English version of a notice recently posted on the Commerzbank head office website regarding the purchase of Commerzbank shares by a senior officer of Commerzbank AG, as required to be disclosed under applicable German law. Each of these items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

Press release

For the business editor

May 10, 2005

**Commerzbank invests in advising business customers/
target of 50,000 new customers**

Commerzbank is considerably extending its services for business customers by offering a broader range of advisory services and products. The goal is to gain about 50,000 new customers by 2007. At present, Commerzbank has over 410,000 business customers, thus claiming a market share of 10%. In this group, the bank includes professional people, the self-employed and other business people, as well as the proprietors of small companies with annual sales of up to 2.5m euros.

In order to achieve its ambitious target, Commerzbank has introduced a new approach in its advisory services. " Business customers make special demands upon their bank", explains Dr. Achim Kassow, the Commerzbank management board member responsible for private and business customers as well as for private banking and asset management. For this reason, only specially trained advisers are used in looking after business customers. They are familiar with the special needs of their customers and from now on will offer them a completely overhauled and enhanced range of products.

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Kommunikation - Presse -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.de

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/ directors' dealings /

Directors' Dealings

Pursuant to Art. 15a of the German Securities Trading Act (WpHG), transactions effected by directors of listed companies and members of their families have to be disclosed and published. Accordingly, purchases and disposals of shares and also of financial instruments related to Commerzbank have to be reported immediately and made public for a period of one month.

Directors' Dealings:

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
04.05.2005	Buy	Frankfurt	16.34	EUR	1,200	19,608.00

Reporting Person:

Name	Reason	Function
Dr. Sebastian Klein	Person performing managerial responsibilities	Senior executive (Head of private banking division)

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland